Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the nine-month periods ended September 30, 2022 and 2021. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2022 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2022:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe

Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe

Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe

Calypso Shipholding S.A.	Marshall Islands	-	Hull No: S-1885*

Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442*

Olympia Shipholding S.A.	Marshall Islands	-	-

Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*

Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

*New building vessels

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income, while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of Voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $13,612 and $9,829 for the nine month period ended September 30, 2022 and 2021, respectively. This increase is attributable to the increase of the fleet from an average of 6.7 vessels during the first nine months of 2021 to 9 vessels for the same period in 2022. The lease component that is disclosed then is calculated as the difference between Voyage revenue and the non-lease component revenue and was $39,565 and $14,844 for the periods ended September 30, 2022 and 2021, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates is influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses, net

Voyage expenses, net primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses, net include brokerage commission on revenue paid by the Company.

As part voyage expenses, net the Company may also record a gain or loss from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $380 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate was calculated until August 10, 2022 based on the three-month LIBORrate and applicable margin and on SOFR rate and applicable margin thereafter.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments, net” in the consolidated statement of comprehensive income. Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain / (Loss) on derivative financial instruments, net” in the consolidated statement of comprehensive income.

Selected Information

Our selected consolidated financial and other data for the nine-month period ended September 30, 2022 and 2021 and as at September 30, 2022 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2021, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2022	2021

	(unaudited)
Voyage revenues	53,177	24,673
Management & consulting fee income	273	78
Total Revenues	53,450	24,751

Voyage expenses, net	(2,869)	(828)
Vessel operating expenses	(13,261)	(9,631)
Depreciation	(4,272)	(2,681)
Depreciation of dry-docking costs	(3,266)	(1,846)
Administrative expenses	(2,167)	(1,783)
Administrative expenses payable to related parties	(1,059)	(462)
Share-based payments	-	(30)
Other (expenses)/income, net	(342)	158
Operating income	26,214	7,648
Interest income	14	5
Interest expense and finance costs	(1,428)	(2,927)
Gain/(Loss) on derivative financial instruments, net	2,456	(1)
Foreign exchange gains, net	177	62
Total finance gains/(costs), net	1,219	(2,861)
Net income and net comprehensive income for the period	27,433	4,787

Basic & diluted income per share for the period (1)	1.33	0.37
EBITDA (2) (unaudited)	36,386	12,236
Adjusted EBITDA (2) (unaudited)	33,752	12,175

(1) The weighted average number of common shares (basic and diluted) for the nine-month period ended September 30, 2022, was 20,582,301 compared to 12,865,496 common shares (basic and diluted) for the nine-month period ended September 30, 2021.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses on derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment and. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

» EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

» EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

» EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

» other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Net comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Nine-month Period Ended September 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2022	2021
	(Unaudited)	(Unaudited)
Net comprehensive income for the period	$27,433	$4,787
Interest and finance costs, net	1,415	2,922
Depreciation	4,272	2,681
Depreciation of drydocking costs	3,266	1,846
EBITDA (unaudited)	$36,386	$12,236
(Gain)/Loss on derivative financial instruments, net	(2,456)	1
Foreign exchange gains, net	(178)	(62)
Adjusted EBITDA (unaudited)	$33,752	$12,175

Statement of financial position Data

(In thousands of U.S. Dollars)

	As at September 30,	As at December 31,
	2022	2021

	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	125,590	130,724
Advances for vessel acquisition	21,256	-
Other non-current assets	5,888	4,988
Total non-current assets	152,734	135,712
Cash and bank balances and bank deposits (including restricted cash)	65,498	46,861
Other current assets	7,343	3,079
Total current assets	72,841	49,940
Total assets	225,575	185,652
Total equity	173,851	146,418
Total debt net of unamortized debt discount	45,407	31,303
Other liabilities	6,317	7,931
Total liabilities	51,724	39,234
Total equity and liabilities	225,575	185,652

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Nine months ended September 30,
	2022	2021

	(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	27,888	7,935
Net cash used in investing activities	(22,128)	(43,435)
Net cash generated from financing activities	11,722	79,897

	Nine months ended September 30,
	2022	2021

	(Unaudited)
Ownership days (1)	2,457	1,825
Available days (2)	2,414	1,790
Operating days (3)	2,379	1,738
Fleet utilization (4)	98.6%	97.1%
Average number of vessels (5)	9.0	6.7
Daily time charter equivalent (TCE) rate (6)	$20,840	$13,325
Daily operating expenses (7)	$5,397	$5,278

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less voyage expenses, net during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Nine months ended September 30,
	2022	2021

	(Unaudited)
Voyage revenues	$53,177	$24,673
Less: Voyage expenses, net	$(2,869)	$(828)
Net revenues	$50,308	$23,845
Available days	2,414	1,790
Daily TCE rate (1)	$20,840	$13,325

(1) Subject to rounding.

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company has signed a contract for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company has signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred at 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

Results of Operations

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. For the first nine months of 2022 and 2021 the Company evaluated the carrying amount of its vessels and concluded that no impairment of its vessels should be recorded, or previously recognized impairment should be reversed.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021

Net comprehensive income for the nine-month period ended September 30, 2022 amounted to $27.4 million or $1.33 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to net comprehensive income of $4.8 million for the same period last year or $0.37 basic and diluted income per share based on 12,865,496 weighted average number of common shares.

The following table corresponds to the breakdown of the factors that led to the increase in net comprehensive income during the nine-month period ended September 30, 2022 compared to the nine-month period ended September 30, 2021 (expressed in $000’s):

9-month period of 2022 vs 9-month period of 2021

Net income and net comprehensive income for the 9-month period of 2021	4,787
Increase in Voyage revenues	28,504
Increase in management & consulting fee income	195
Increase in Voyage expenses, net	(2,041)
Increase in Vessels operating expenses	(3,630)
Increase in Depreciation	(1,591)
Increase in Depreciation of dry-docking costs	(1,420)
Increase in Total administrative expenses	(951)
Decrease in Other income, net	(500)
Increase in Interest income	8
Decrease in Interest expense and finance costs	1,499
Increase in Gain on derivative financial instruments	2,457
Increase in Foreign exchange gains	116
Net income and net comprehensive income for the 9-month period of 2022	27,433

Voyage revenues

During the nine-month period ended September 30, 2022 and 2021, our Voyage revenues reached $53.2 million and $24.7 million, respectively. The 115% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2022, compared to the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2022 was $20,840 per vessel per day against $13,325 per vessel per day during the same period in 2021, corresponding to an increase of 56%, which is attributed to the better conditions throughout the bulk market for the first nine months of 2022. The Company operated a fleet of nine vessels during the first nine months of 2022 compared to an average of 6.7 vessels for the same period in 2021.

Management & consulting fee income

On July 15, 2021, the Company entered into a consultancy agreement with Eolos Shipmanagement S.A., a related party, for the purpose of providing consultancy services to Eolos Shipmanagement S.A. For these services the Company receives a daily fee of $1 thousand. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income under management & consulting fee income.

Voyage expenses, net

Voyage expenses, net reached $2.9 million during the nine-month period ended September 30, 2022, compared to $0.8 million during the same period last year. Voyage expenses, net, include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods, gain or (loss) on sale of bunkers and bunker expenses that our vessels are travelling seeking employment. Voyage expenses, net for the nine-month period ended September 30, 2022 and 2021, are analyzed as follows:

In $000’s	2022	2021
Commissions	811	366
Bunkers expenses	1,664	44
Other voyage expenses	394	418
Total	2,869	828

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $13.3 million during the nine-month period ended September 30, 2022, compared to $9.6 million during the same period last year. This is mainly attributed to the fact that the fleet of the Company has increased to nine vessels during the first nine months of 2022 compared to an average of 6.7 vessels for the same period in 2021. The breakdown of our operating expenses for the nine-month period ended September 30, 2022 and 2021 was as follows:

	2022	2021
Crew expenses	51%	56%
Repairs and spares	21%	18%
Insurance	8%	8%
Stores	12%	11%
Lubricants	5%	4%
Other	3%	3%

Average daily operating expenses during the nine-month periods ended September 30, 2022 and 2021 were $5,397 per vessel per day and $5,278 per vessel per day respectively, corresponding to an increase of 2%.

Depreciation

Depreciation charge during the nine-month period ended September 30, 2022, reached $4.3 million compared to $2.7 million during the same period in 2021. This is mainly attributed to the increase of the fleet from an average of 6.7 vessels during the nine-month period ended September 30, 2021 to 9 vessels for the same period in 2022. Nonetheless, this increase has been partly counterbalanced from the increase of scrap rate from $300/ton to $380/ton during the fourth quarter of 2021, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties and share based payments, increased to $3.2 million during the nine-month period ended September 30, 2022, compared to $2.3 million in the same period of 2021. The increase is partly attributed to new personnel hirings, as a result of the fleet expansion from an average of 6.7 vessels, during the first nine months of 2021, to 9 vessels for the same period in 2022.

Interest expense and finance costs

Interest expense and finance costs reached $1.4 million during the nine-month period ended September 30, 2022, compared to $2.9 million in the same period of 2021. Interest expense and finance costs for the nine-month periods ended September 30, 2022 and 2021, are analyzed as follows:

In $000’s	2022	2021
Interest payable on long-term borrowings	1,241	1,637
Bank charges	44	50
Operating lease liability interest	45	34
Gain from termination of previous operating lease	(42)	-
Amortization of debt discount	114	509
Other finance expenses	26	608
Accrued loss on Interest rate Swap	-	89
Total	1,428	2,927

As at September 30, 2022, and 2021 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $46 million and $33 million, respectively, gross of unamortized debt discount. The decrease in interest payable is mainly attributed to the decrease of the weighted interest rate from 6.26% during the nine-month period ended September 30, 2021 to 4.93% for the same period in 2022, which is mainly attributed to the refinance of the EnTrust loan facility with CIT loan facility in May 2021. The EnTrust loan facility had a margin of 8.50% (plus Libor) whereas the CIT loan facility has a margin of 3.35% (plus SOFR), as amended. Other finance expenses for the second quarter of 2021 include approximately $0.6 million that were the loan prepayment fee and expenses relating to the prepayment of EnTrust Loan Facility.

Gain on derivative financial instruments

Following the new loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), the Company entered into an Interest Rate Swap agreement on May 10, 2021. As at September 30, 2022, the Company recognized a gain of approximately $2 million, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income.

Following the deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million in August 2022, the Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). As at September 30, 2022, the Company recognized a gain of approximately $0.5 million, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income.

Liquidity and capital resources

As at September 30, 2022, and December 31, 2021, our cash and bank balances and bank deposits (including restricted cash) were $69 and $50.4 million, respectively.

As at September 30, 2022, the Company reported a working capital surplus of $60.6 million and was in compliance with the covenants included in the loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

The above conditions indicate that the Company will continue to operate as a going concern.

Net cash generated from operating activities for the nine-month period ended September 30, 2022 was $27.9 million compared to $7.9 million during the respective period in 2021. The increase in our cash generated from operating activities was mainly attributed to the increase in our Voyage revenues from $24.7 million during the nine-month period ended September 30, 2021 to $53.2 million during the nine-month period under consideration.

Net cash used in investing activities for the nine-month period ended September 30, 2022 was $22.1 million compared to $43.4 million during the respective period in 2021. The amount used in investing activities for first nine months of 2022 is mainly attributed to the cash advances paid for the three new buildings during the second quarter of 2022 as well as the installation of ballast water treatment to the vessels. Respectively, for the first nine months of 2021 was mainly attributed to the purchase of m/v “Diamond Globe”, amounting to $27 million and the acquisition of m/v “Power Globe”, amounting to $16.2 million.

Net cash generated from financing activities during the nine-month period ended September 30, 2022 and during the nine-month period ended September 30, 2021 were as follows:

	Nine months ended September 30,
In $000’s	2022	2021

	(Unaudited)
Proceeds from issuance of share capital	-	89,580
Proceeds from issuance of warrants	-	25
Transaction costs on issue of new common shares	-	(401)
Proceeds from loans	18,000	34,250
Repayment of long-term debt	(3,750)	(2,743)
Prepayment of long-term debt	-	(35,507)
Increase in restricted cash	(1,124)	(2,417)
Repayment of lease liability	(217)	(166)
Interest paid	(928)	(2,179)
Payment of financing costs	(259)	(545)
Net cash generated from financing activities	11,722	79,897

As at September 30, 2022 and 2021, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $46 and $33 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three and nine-month periods ended September 30, 2022 and 2021	F-2

Condensed Consolidated Statements of Financial Position as at September 30, 2022 (Unaudited) and December 31, 2021	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the nine-month periods ended September 30, 2022 and 2021	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2022 and 2021	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-17

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months and nine months ended September 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
REVENUES:
Voyage revenues	11	15,775	12,677	53,177	24,673
Management & consulting fee income		92	78	273	78
Total Revenues		15,867	12,755	53,450	24,751

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(3,322)	(534)	(2,869)	(828)
Vessel operating expenses		(4,769)	(3,571)	(13,261)	(9,631)
Depreciation	5, 11	(1,446)	(1,189)	(4,272)	(2,681)
Depreciation of dry-docking costs	5	(1,213)	(731)	(3,266)	(1,846)
Administrative expenses		(738)	(708)	(2,167)	(1,783)
Administrative expenses payable to related parties		(347)	(153)	(1,059)	(462)
Share-based payments	9	-	(10)	-	(30)
Other (expenses)/income, net		(341)	35	(342)	158
Operating income		3,691	5,894	26,214	7,648

Interest income		6	2	14	5
Interest expense and finance costs		(613)	(417)	(1,428)	(2,927)
Gain/(Loss) on derivative financial instruments, net	13	1,186	64	2,456	(1)
Foreign exchange gains, net		65	33	177	62

NET INCOME FOR THE PERIOD		4,335	5,576	27,433	4,787
Other Comprehensive Income		-	-	-	-
NET COMPREHENSIVE INCOME FOR THE PERIOD		4,335	5,576	27,433	4,787

Income per share (U.S.$):
- Basic and Diluted income per share for the period	7	0.21	0.27	1.33	0.37

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2022 and December 31, 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		September 30,	December 31,
	Notes	2022	2021
		(Unaudited)
ASSETS
NON-CURRENT ASSETS
Vessels, net	5	125,590	130,724
Advances for vessel purchase	5	21,256	-
Office furniture and equipment		81	97
Right of use asset	11	571	888
Restricted cash	3	3,545	3,576
Fair value of derivative financial instruments	12	1,681	417
Other non-current assets		10	10
Total non-current assets		152,734	135,712
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	12	880	-
Trade receivables, net		2,917	1,003
Inventories		1,595	852
Prepayments and other assets		1,618	1,224
Insurance claims		333	-
Restricted cash	3	2,803	1,648
Cash and cash equivalents	3	62,695	45,213
Total current assets		72,841	49,940
TOTAL ASSETS		225,575	185,652

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(110,637)	(138,070)
Total equity		173,851	146,418
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	39,101	26,438
Provision for staff retirement indemnities		136	114
Lease liabilities	11	263	556
Total non-current liabilities		39,500	27,108
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,306	4,865
Trade accounts payable		2,198	1,100
Accrued liabilities and other payables		2,720	3,676
Current portion of lease liabilities	11	316	349
Current portion of fair value of derivative financial instruments	12	-	92
Deferred revenue		684	2,044
Total current liabilities		12,224	12,126
TOTAL LIABILITIES		51,724	39,234
TOTAL EQUITY AND LIABILITIES		225,575	185,652

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-months ended September 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2022	82	284,406	(138,070)	146,418
Net income for the period	-	-	27,433	27,433
Other comprehensive income	-	-	-	-
Net comprehensive income for the period	-	-	27,433	27,433
As at September 30, 2022	82	284,406	(110,637)	173,851

	Issued share*	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2021	12	195,102	(153,020)	42,094
Net income for the period	-	-	4,787	4,787
Other comprehensive income	-	-	-	-
Net comprehensive income for the period	-	-	4,787	4,787
Issuance of new common shares (Note 6)	60	89,520	-	89,580
Issuance of new common shares due to exercise of Warrants (Note 6)	10	15	-	25
Issuance of Class B preferred shares (Note 6)	-	130	-	130
Transaction costs on issue of new common shares	-	(401)	-	(401)
Share-based payments (Note 9)	-	30	-	30
As at September 30, 2021	82	284,396	(148,233)	136,245

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-months ended September 30, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

		Nine months ended September 30,
	Notes	2022	2021
Operating activities
Income for the period		27,433	4,787
Adjustments for:
Depreciation	5, 11	4,272	2,681
Depreciation of deferred dry-docking costs	5	3,266	1,846
Payment of deferred dry-docking costs		(1,962)	(2,676)
Provision for staff retirement indemnities		22	(9)
(Gain)/Loss on derivative financial instruments		(2,456)	1
Interest expense and finance costs		1,428	2,927
Interest income		(14)	(5)
Foreign exchange gains, net		(76)	(81)
Share based payment	9	-	30
(Increase)/decrease in:
Trade receivables, net		(1,914)	(224)
Inventories		(743)	263
Prepayments and other assets		(394)	648
Insurance claims		(333)	(336)
Increase/(decrease) in:
Trade accounts payable		1,904	(2,658)
Accrued liabilities and other payables		(1,185)	(156)
Deferred revenue		(1,360)	897
Net cash generated from operating activities		27,888	7,935
Cash flows from investing activities:
Vessel acquisition		-	(43,200)
Advance for vessel acquisition	5	(21,256)	-
Improvements		(872)	(205)
Purchases of office furniture and equipment		(14)	(35)
Interest received		14	5
Net cash used in investing activities		(22,128)	(43,435)
Cash flows from financing activities:
Proceeds from loans	8	18,000	34,250
Repayment of long-term debt		(3,750)	(2,743)
Prepayment of long-term debt		-	(35,507)
Proceeds from issuance of share capital		-	89,580
Proceeds from exercise of Warrants		-	25
Transaction costs on issue of new common shares		-	(401)
Increase in restricted cash	3	(1,124)	(2,417)
Repayment of lease liability		(217)	(166)
Payment of financing costs		(259)	(545)
Interest paid		(928)	(2,179)
Net cash generated from financing activities		11,722	79,897
Net increase in cash and cash equivalents		17,482	44,397
Cash and cash equivalents at the beginning of the period	3	45,213	19,037
Cash and cash equivalents at the end of the period	3	62,695	63,434

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at September 30, 2022:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe

Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe

Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe

Calypso Shipholding S.A.	Marshall Islands	-	Hull No: S-1885*

Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442*

Olympia Shipholding S.A.	Marshall Islands	-	-

Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*

Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe

* New building vessels

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. Operating results for the nine-month period ended September 30, 2022, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2022.

The unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2022, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2021 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2021 Annual Report.

The unaudited interim condensed consolidated financial statements as at September 30, 2022 and for the nine months then ended, were approved for issuance by the Board of Directors on November 25, 2022.

Going Concern basis of accounting:

As at December 31, 2021, the Company reported a working capital surplus of $37.8 million and was in compliance with its debt covenants.

As at September 30, 2022, the Company reported a working capital surplus of $60.6 million and was in compliance with the applicable covenants included in the loan agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. As at September 30, 2022, no indicators of impairment or reversal of previously recognized impairment have been identified and the Company concluded that no impairment of its vessels should be recorded, or that previously recognized impairment should be reversed.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2021 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the nine-month period ended September 30, 2022 other than the following IFRS amendments which have been adopted by the Company as of 1 January 2022:

•       IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements 2018-2020 (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company recognizes such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.
➢	Annual Improvements 2018-2020 make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases

The amendments had no impact on the financial statements of the Company.

•	IFRS 16 Leases-Cοvid 19 Related Rent Concessions beyond 30 June 2021 (Amendment)

The Amendment applies to annual reporting periods beginning on or after 1 April 2021, with earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued. In March 2021, the Board amended the conditions of the practical expedient in IFRS 16 that provides relief to lessees from applying the IFRS 16 guidance on lease modifications to rent concessions arising as a direct consequence of the covid-19 pandemic. Following the amendment, the practical expedient now applies to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2022, provided the other conditions for applying the practical expedient are met.

The amendments had no impact on the financial statements of the Company.

Standards issued but not yet effective and not early adopted

•	16 Leases: Lease Liability in a Sale and Leaseback (amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The amendments are intended to improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions. In particular, the seller-lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognise any amount of the gain or loss that relates to the right of use it retains. Applying these requirements does not prevent the seller-lessee from recognising, in profit or loss, any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendment retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application, being the beginning of the annual reporting period in which an entity first applied IFRS 16.

3.	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	September 30, 2022	December 31, 2021
Cash on hand	9	25
Cash at banks	62,686	45,188
Total	62,695	45,213

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at September 30, 2022 and December 31, 2021, was $62,695 and $45,213, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

3.	Cash and cash equivalents and Restricted cash (continued)

As at September 30, 2022 and December 31, 2021, the Company had pledged an amount of $6,348 and $5,224, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at September 30, 2022 was $6,348, $3,545 included in non-current assets and $2,803 included in current assets. The fair value of the restricted cash as at December 31, 2021 was $5,224, $3,576 included in non-current assets and $1,648 included in current assets as at December 31, 2021. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the nine-month period ended September 30, 2022 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2021, included in the 2021 Annual Report.

On February 14, 2022 the Company changed the compensation of the non-executive directors. In the aggregate, the annual service fee for each of the directors (based on their current roles and committee seats) will be $80 based on the annual service fees, committee fees, and other similar fees.

In June 2022, the Company entered into a new rental agreement with F.G. Europe (an affiliate of Globus’s chairman) for the same office space, at the same rate of Euro 26,000 (absolute amount) and with the same lease period ending of August 4, 2024(see also Note 11). The previous rental agreement with Cyberonica was terminated resulting to a gain of $42. The Company does not presently own any real estate.

5	Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2022	233,738	(107,776)	15,927	(11,165)	130,724
Additions	872	-	1,253	-	2,125
Depreciation & Amortization	-	(3,993)	-	(3,266)	(7,259)
Balance at September 30, 2022	234,610	(111,769)	17,180	(14,431)	125,590

For the purpose of the unaudited condensed consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

For the nine-month period ended September 30, 2022
Vessels depreciation	3,993
Depreciation on office furniture and equipment	30
Depreciation of right of use asset	249
Total	4,272

No impairment or reversal of impairment was recognized for the first nine months of 2022 and 2021.

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million, which is included under Advances for vessel purchase in the condensed consolidated statement of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net and Advances for vessel acquisition (continued)

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction. Both instalments are included under Advances for vessel purchase in the condensed consolidated statement of financial position.

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	September 30,	December 31,
	2022	2021
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at September 30, 2022, the Company had 20,582,301 common shares issued and fully paid and the issued share capital amounted to $82.

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2021	3,040,123	12
Issued during the period for share-based compensation (Note 9)	7,228	-
Issuance of new common shares	14,905,000	60
Issuance of common shares due to exercise of pre-funded warrants	2,625,000	10
As at September 30, 2021	20,577,351	82

As at September 30, 2022, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments described in Note 9. At September 30, 2022 and December 31, 2021, Globus share premium amounted to $284,406.

As at September 30, 2022 and December 31, 2021, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2021 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at September 30, 2022 and December 31, 2021, no PP Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at September 30, 2022 and December 31, 2021, no December 2020 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at September 30, 2022 and December 31, 2021, no January 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

6	Share Capital and Share Premium (continued)

As at September 30, 2022 and December 31, 2021, no February 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at September 30, 2022 and December 31, 2021, no June 2021 Warrants, as defined in the 2021 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at September 30, 2022, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

7	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of common shares issued, paid and outstanding.

Diluted earnings per common share is calculated by dividing the net income attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

As for the three months and nine months ended September 30, 2022 and 2021, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the periods ended September 30, 2022 and 2021, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income per common share:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Net Income attributable to common equity holders	$4,335	$5,576	$27,433	$4,787
Weighted average number of shares – basic and diluted	20,582,301	20,467,086	20,582,301	12,865,496
Net income per common share – basic and diluted	$0.21	$0.27	$1.33	$0.37

8	Long-Term Debt, net

Long-term debt in the condensed consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited, Serena Maritime Limited & Salaminia Maritime Limited	46,000	(593)	45,407

	Total at September 30, 2022	46,000	(593)	45,407
	Less: Current Portion	(6,500)	194	(6,306)
	Long-Term Portion	39,500	(399)	39,101

	Total at December 31, 2021	31,750	(447)	31,303
	Less: Current Portion	(5,000)	135	(4,865)
	Long-Term Portion	26,750	(312)	26,438

Details of the Company’s credit facilities and debt securities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2021, included in the 2021 Annual Report.

As at September 30, 2022, the Company was in compliance with the loan covenants of the agreement with the lenders.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

(a)	In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months. Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility. As a result of this amendment, and the revaluation of the interest rate swap, the Company recognised a realized gain of $163, which is included under Gain/(Loss) on derivative financial instruments, net in the income statement component of the condensed consolidated statement of comprehensive income for the nine-month period ended September 30, 2022.

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the loan facility bears interest at SOFR plus a margin 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). On August 10, 2022, the Company drew down $18 million, paid approximately $259 of borrowing costs incurred, which were deferred over the duration of the loan facility.

On May 10, 2021, the Company drew down $34,250, paid $0.5 million of borrowing costs incurred for the CIT loan facility, which were deferred over the duration of the loan facility, and fully prepaid the balance of the EnTrust loan facility. The CIT loan facility consists of six tranches, one for each vessel and is further defined in the 2021 Annual Report.

Among the other financial covenants in CIT loan facility it is included the following covenant:

At all times the Parent Guarantor (i.e., Globus) shall maintain, on a consolidated basis, cash in an amount of not less than $150 for each group vessel (other than the Borrowers), to be legally and beneficially owned by the owner of that vessel, such cash to be free of any restriction or withdrawal or transfer and unencumbered by any security.

The Company was in compliance with the covenants of CIT loan facility as at September 30, 2022.

(b)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility was in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and was guaranteed by Globus. The loan facility bore interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility is referred to as the EnTrust loan facility.

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021 and on May 10, 2021, the Company fully prepaid the balance of the EnTrust Loan facility.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

(c)	As at September 30, 2021, there was an amount of $14,200 available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the then existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021, when it expired with no amount drawn.

The contractual annual loan principal payments under CIT loan facility to be made subsequent to September 30, 2022, were as follows:

September 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2023	6,500
2024	6,500
2025	6,500
2026	26,500
Total	46,000

9	Share Based Payment

Share based payment comprise the following:

Period from January 1 to September 30, 2021	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	7,228	-	-	30
Total at September 30, 2021	7,228	-	-	30

For the period from January 1 to September 30, 2022 there were no share based payments, as in 2022 the Company changed the compensation of the non-executive directors (Note 4).

10	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11	Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately two months as at September 30, 2022, assuming redelivery at the earliest possible date. As at December 31, 2021, the non-cancellable arrangements had remaining terms between nil days to two and a half months, assuming redelivery at the earliest possible date. Future net minimum Voyage revenues receivable under non-cancellable operating leases as at September 30, 2022 and December 31, 2021, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	September 30, 2022	December 31, 2021
Within one year	3,276	6,082
Total	3,276	6,082

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of Voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Commitments (continued)

The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $13,612 and $9,829 for the periods ended September 30, 2022 and 2021, respectively. The lease component that is disclosed then is calculated as the difference between voyage revenue and the non-lease component revenue and was $39,565 and $14,844 for the periods ended September 30, 2022 and 2021, respectively.

Office lease contract

As further discussed in Note 4 the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the period ended September 30, 2022 and 2021, was approximately $249 and $120 respectively, and the interest expense on lease liability for the period ended September 30, 2022 and 2021, was approximately $45 and $34, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income under depreciation and interest expense and finance costs, respectively.

At September 30, 2022 and December 31, 2021, the current lease liabilities amounted to $316 and $349, respectively, and the non-current lease liabilities amounted to $263 and $556, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On April 29, 2022, the Company assumed a commitment amounting to $37.5 million, which is the price of the new building construction that will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024, following the contract entered on April 29, 2022, (see also Note 5). In May 2022 the Company paid the 1st instalment of $7.4 million.

Furthermore, on May 13, 2022, the Company assumed a commitment amounting to $70.3 million, which is the price of the two new buildings construction that will be built Nantong COSCO KHI Ship Engineering Co. in China and the first one scheduled to be delivered during the third half of 2024, and the second one scheduled during the fourth quarter of 2024, following the contracts entered on May 13, 2022, (see also Note 5). In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and corresponding fair values of financial assets and liabilities, including their levels in the fair value hierarchy (as defined in note 2.27 of the 2021 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
September 30, 2022
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	1,681	-	1,681	-	1,681
Current portion of fair value of derivative financial instruments	880	-	880	-	880
	2,561

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	46,000	-	46,960	-	46,960
	46,000

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2021
	Financial assets
Financial assets measured at fair value
Derivative financial instruments	417	-	417	-	417
	417

	Financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	92	-	92	-	92
	92
Financial liabilities not measured at fair value
Long-term borrowings	31,750	-	32,155	-	32,155
	31,750

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values (continued)

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

13	Gain/(Loss) on derivative financial instruments, net

Following the new loan facility with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.), the Company entered into an Interest Rate Swap agreement on May 10, 2021. The Company recognized a gain of approximately $1,952, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income, for the nine-month period ended September 30, 2022.

Following the deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million in August 2022, the Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). As at September 30, 2022, the Company recognized a gain of approximately $504, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income.

From the total of approximately $2,456, approximately $151is realized and the remaining $2,305 unrealized.

14	Interest rate risk and liquidity risk

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates. As at September 30, 2022 and December 31, 2021, the Company had no long-term borrowings at a fixed interest rate.

Interest rate risk table

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Company’s Net Income.

	Increase/(Decrease) in basis points	Effect on income / (loss)
Nine months period ended September 30, 2022
$ Libor/SOFR	+15	(50)
	-20	67

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2022

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

14	Interest rate risk and liquidity risk (continued)

Liquidity risk

The Company mitigates liquidity risk by managing cash generated by its operations, applying cash collection targets appropriately. The vessels are normally chartered under time-charter, as per the industry practice, the charterer pays for the lease 15 days in advance, supporting the management of cash generation. Vessel acquisitions are carefully controlled, with authorisation limits operating up to board level.. In this way, the Company maintains a good credit rating to facilitate fund raising. In its funding strategy, the Company’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans. Excess cash used in managing liquidity is only invested in financial instruments exposed to insignificant risk of changes in market value or are being placed on interest bearing deposits with maturities fixed usually for no more than 3 months. The Company monitors its risk relating to the shortage of funds by considering the maturity of its financial liabilities and its projected cash flows from operations.

The table below summarises the maturity profile of the Company’s financial liabilities (including interest) at September 30, 2022 and December 31, 2021 based on contractual undiscounted cash flows.

September 30, 2022	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	2,347	6,866	44,878	-	54,091
Lease liabilities	79	235	265	-	579
Accrued liabilities and other payables	2,720	-	-	-	2,720
Trade accounts payables	2,198	-	-	-	2,198
Total	7,344	7,101	45,143	-	59,588

December 31, 2021	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total
Long-term debt	1,566	4,614	29,325	-	35,505
Lease liabilities	92	275	585	-	952
Accrued liabilities and other payables	3,676	-	-	-	3,676
Trade accounts payables	1,100	-	-	-	1,100
Current portion of fair value of derivative financial instruments	23	69	-	-	92
Total	6,457	4,958	29,910	-	41,325

15	Events after the reporting date

On May 13, 2022, the Company had signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In November 2022 the Company paid the 2nd instalment of $6.9 million for both vessels under construction.